SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, May 06, 2025 - Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), one of the world's largest digital financial services platforms, announces that it has invited Roberto de Oliveira Campos Neto, former President of the Central Bank of Brazil, to join its Management Team as Vice Chairman of Nubank, Global Head of Public Policy, and member of the Board of Directors. Campos Neto has expressed his intent to accept this proposal and assume these positions once the 6-month quarantine period has elapsed, on July 1, 2025, in compliance with Brazilian law.

The company will keep the market informed of any new developments.

Contacts

Investors Relations Guilherme Souto investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 6, 2025